[redacted]

08031358

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox + Henry Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 S. FRONTAGE ROAD
(No. and Street)

BURR RIDGE (City) IL. (State) 60527 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM E. FOX 630-325-4445 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE KORBAKES & CO., L.L.P.
(Name – *if individual, state last, first, middle name*)

940 SOUTH FRONTAGE ROAD STE.1600 (Address) WOODRIDGE (City) IL. (State) 60517 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM E. FOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOX & HENRY, as of DECEMBER, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECONDARY INCOME FUND IV, SECONDARY INCOME FUND V,

SECONDARY INCOME FUND VI

Signature

PRESIDENT

Title

Notary Public

"OFFICIAL SEAL"
Ingrid Chybik
Notary Public, State of Illinois
My Commission Exp. 03/12/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Persuant of S.E.C. Rule 17a-5(d)

Fox & Henry, Inc.

December 31, 2007

George Korbakes & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Fox & Henry, Inc.

We have audited the accompanying balance sheet of Fox & Henry, Inc., an Illinois S corporation, as of December 31, 2007, and the related statements of operations & retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Henry, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole and in conformity with rules of the Securities and Exchange Commission.

George Korbakes & Co., LLP

George Korbakes & Co. L.L.P.
Woodridge, Illinois

February 25, 2008

940 South Frontage Rd., Suite 1600
Woodridge, IL 60517
www.gkorbakes.com
Tel. (630) 985-4800
Fax (630) 985-4848

FOX & HENRY, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 15,564
Money market funds	25,297
Total Current Assets	40,861
OTHER ASSETS	
Security deposit	1,078
Total Other Assets	1,078
Total Assets	$ 41,939

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 1,559
Commissions payable	6
Total Current Liabilities	1,565
Total Liabilities	1,565
STOCKHOLDERS' EQUITY	
Common Stock; no par value; 1,000 shares authorized, 500 issued	1,000
Additional paid-in capital	7,000
Retained earnings	32,374
Total	40,374
Total Liabilities and Stockholders' Equity	$ 41,939

The Accompanying Notes are an Integral Part of these Financial Statements

FOX & HENRY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Commission Income	$ 127,380
Operating Expenses	
Commissions	104,966
Salaries	18,475
Education & Training	69
Payroll taxes	1,919
Licenses and regulatory fees	4,450
Legal and accounting	3,250
Rent	14,420
Telephone	2,129
Printing and postage	518
Outside services	1,153
Insurance	11,142
Dues and publications	820
Supplies	550
Office overhead reimbursed	(41,945)
Total Operating Expenses	121,916
Income from operations	5,464
Other Income	
Interest	509
Membership	35,000
Total Other Income	35,509
Net Income	40,973
Retained earnings at beginning of year	33,401
Less: Dividends Paid	(42,000)
Retained earnings at end of year	$ 32,374

The Accompanying Notes are an Integral Part of these Financial Statements

FOX & HENRY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows Provided by Operating Activities	
Collections from customers	$ 204,325
Cash paid to suppliers	(162,296)
Net Cash Provided by Operating Activities	42,029
Cash Flows Provided In Investing Activities:	
Interest received	509
Net Cash Provided By Investing Activities	509
Cash Flows Used In Financing Activities	
Dividends Paid	(42,000)
Net Cash Used In Financing Activities	(42,000)
Net Increase in Cash	538
Cash at beginning of year	40,323
Cash at end of year	$ 40,861
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net income	40,973
Less: Interest Income	(509)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts payable	1,559
Increase in commissions payable	6
Net Cash Provided by Operating Activities	$ 42,029

The Accompanying Notes are an Integral Part of these Financial Statements

FOX & HENRY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

Business

Fox & Henry, Inc. was incorporated on September 8, 1981, and is a broker/dealer selling direct participation interests in mutual funds and real estate, oil and gas partnerships on a commission basis.

Revenue Recognition

Commission income is recognized on a trade-date basis.

Income Taxes

The Company has elected to be taxed as a small business corporation and, therefore, all income is taxed directly to its shareholders for Federal Income Tax purposes. For state tax purposes no provision for Illinois Replacement Tax has been included.

Policy of Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months.

Other Comprehensive Income

For the year ended December 31, 2007 the Company incurred no item of comprehensive income other than those reported on the income statement. The Company has no accumulated items of comprehensive income to be reported separately on the balance sheet at December 31, 2007.

2. COMMITMENTS

The Company leases office space under a month-to-month lease expiring January 31, 2008.

Minimum future rental payments under the month-to-month operating lease is as follows:

	2007	$ 1,078
Total Minimum Future Rental Payments		$ 1,078

3. RELATED PARTY TRANSACTIONS

The shareholders of the Company are general partners in certain real estate partnerships, which are operated out of the Company's office facility. The Company was reimbursed $41,945 by the related partnerships for office overhead.

4. RECONCILIATION OF NET CAPITAL

Net Capital - Financial and Operational Combined Uniform Single Report As of December 31, 2007	$ 41,452
Net Capital - Financial Report	$ 40,374
Difference – Security deposit on lease	$ 1,078

SUPPLEMENTARY INFORMATION

George Korbakes & Co., LLP
Certified Public Accountants

**INDEPENDENT AUDITORS' REPORT
ON THE INTERNAL CONTROL STRUCTURE**

To the Stockholders and the Board of Directors
Fox & Henry, Inc.

We have examined the financial statements of Fox & Henry, Inc. For the year ended December 31, 2007 and have issued our report thereon dated February 25, 2008. As part of our examination, we made a study and evaluation of the Company's internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Fox & Henry, Inc. That we considered relevant to the objectives stated in SEC Rule 17a(g), (I) in making the periodic computations of net capital under SEC Rule 17a-3(a) (11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 South Frontage Rd., Suite 1600
Woodridge, IL 60517
www.gkorbakes.com
Tel. (630) 985-4800
Fax (630) 985-4848

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Fox & Henry, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Act of 1934, and should not be used for any other purpose.

George Korbakes & Co. LLP

George Korbakes & Co. L.L.P.
Woodridge, Illinois

February 25, 2008

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO. 8-26883 [14]
FOX & HENRY, INC. [13]	FIRM ID. NO. 0911 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
455 S. FRONTAGE ROAD [20] (No. and Street)	01/01/2007 [24]
BURR RIDGE [21] (City) · IL. [22] (State) · 60527 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/2007 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
WILLIAM E. FOX [30]	630-325-4445 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

8A-010210-J
FOX & HENRY, INC. IIA
INGRID CHYBIK
6428 JOLIET ROAD,
COUNTRYSIDE IL 60525

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25 day of FEBRUARY 19 2008

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

GEORGE KORBAKES & CO., L.L.P. [70]

ADDRESS Number and Street	City	State	Zip Code
940 SOUTH FRONTAGE ROAD STE. 1600 [71]	WOODRIDGE [72]	IL. [73]	60527 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC. | N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2007 [99]

SEC FILE NO. 8-26883 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 40,861	200			$ 40,861	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	1,078	735	1,078	930
12. TOTAL ASSETS	$ 40,861	540	$ 1,078	740	$ 41,939	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC. as of 12/31/2007

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	1,565 [1155]	[1355]	1,565 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,565 [1230]	$ [1450]	$ 1,565 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,000 [1792]
C. Additional paid-in capital		7,000 [1793]
D. Retained earnings		32,374 [1794]
E. Total		40,374 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 40,374 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 41,939 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC. as of 12/31/2007

COMPUTATION OF NET CAPITAL

Item	Amount	Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 41,939	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			41,939	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 41,939	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 1,078	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(1,078)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 40,861	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 40,861	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC. as of 12/31/2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 104	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 35,861	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 40,704	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 1,565	3790
17.	Add.				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 1,565	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 4%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC.

For the period (MMDDYY) from 01/01/07 [3932] to 12/31/07 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	127,380	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	35,509	3995
9. Total revenue	$ 162,889	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers		104,966	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		4,450	4195
15. Other expenses		12,500	4100
16. Total expenses		$ 121,916	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 40,973	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 40,973	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC.

For the period (MMDDYY) from 01/01/07 to 12/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 41,401	4240
A. Net income (loss)			40,973	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$ 42,000	4272)	42,000	4270
2. Balance, end of period (From item 1800)			$ 40,374	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC. **as of** 12/31/07

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained 5000 REQUIRED SEE ATTACHED			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

FOX & HENRY, INC.
ADDENDUM TO QUESTION 25
FOCUS PART IIA
FORM X-17A-5
DECEMBER 31, 2007

We sell partnership interests in real estate, oil and gas partnerships on a commission basis. We do not collect any cash, which is paid by customer directly to issuing partnership. Neither do we hold any securities for customers. However, we have established a segregated cash account for the exclusive benefit of customers. Due to the nature of our business, the only transaction ever recorded in this account was the opening deposit.